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                                                                  Exhibit (m)(1)

                                Distribution Plan
                               Treasury 1 FITR ETF

         The ETF Advisors Trust (the "Trust"), a business trust organized and existing under the laws of the state of Delaware, desires to adopt a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") with respect to the shares of beneficial interest ("Shares") of the Treasury 1 FITR ETF (the "Fund"), and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Distribution Plan (the "Plan") will benefit the Fund and its shareholders. As such, the Fund hereby adopts this Plan in accordance with Rule 12b-1 of the 1940 Act on the following terms and conditions.

1. Certain Defined Terms. For purposes of this Plan the terms "interested person" and "related agreement" shall have the meanings ascribed to them in the 1940 Act and the rules adopted by the Securities and Exchange Commission thereunder and the term "vote of a majority of the outstanding voting securities" of the Fund shall mean the vote, at the annual or a special meeting of the holders of shares of the Fund duly called, of the lesser of (a) 67 per centum or more of the voting securities of the Fund present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of the Fund are present or represented by proxy; or (b) more than 50 per centum of the outstanding voting securities of the Fund.

2. The Distributor. The Trust has entered into a written Distribution Agreement on behalf of the Fund with ALPS Distributors, Inc. ("ADI") under which ADI uses all reasonable efforts, consistent with its other business, to secure purchasers for the Fund's shares of beneficial interest. Such efforts may include, but are neither required nor limited to, the following:

         a. formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising;

         b. preparation, printing, and distribution of sales literature;

         c. preparation, printing, and distribution of prospectuses of the Fund and reports to recipients other than existing shareholders of the Fund;

         d. compensating securities dealers, brokers, and other selling entities engaged in the sale of shares of the Fund;

         e. providing training, marketing, and support to such dealers and others with respect to the sale of shares of the Fund.

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3.       Payments. In consideration for the services that may be provided and the expenses that may be incurred by ADI pursuant to the Distribution Agreement, the Fund shall pay to ADI a fee at the annual rate of up to (and including) 0.25% of the Fund's average daily net assets throughout the month, or such other amount as may be established from time to time by the Trustees of the Trust by resolution. The determination of daily net assets for the Fund shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund's then current Prospectus. ADI may use all or any portion of the fee received pursuant to this Plan to compensate securities dealers or other persons who have engaged in the sale of shares of the Fund pursuant to agreements with ADI, or to pay any of the expenses associated with other activities authorized under paragraph 2.

4. Segregation of Fees and Expenses. Amounts paid by the Fund to ADI under this Plan either for distribution related services or shareholder services shall not be used to pay for the distribution of Shares of, or shareholder servicing in respect of, any other Fund. However, distribution expenses attributable to the Trust as a whole, or to the Trust and any series of any other exchange-traded fund having the same investment adviser as the Trust as a whole, shall be allocated to each series of the Trust according to the method adopted by the Trust's Board of Trustees.

5. Reports to the Board of Trustees. While this Plan is in effect, ADI shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

6. Payments Outside of the Plan. To the extent any activity covered by paragraph 2 is also an activity which the Trust may pay for on behalf of the Fund without regard to the existence or terms and conditions of a plan of distribution under Rule 12b-1 of the 1940 Act (such as the printing of prospectuses for Fund shareholders), this Plan shall not be construed to prevent or restrict the Trust from paying such amounts outside of this Plan and without limitation hereby and without such payments being included in the calculation of payments subject to the limitation set forth in paragraph 3.

7. Effective Date. This Plan became effective with respect to the Fund as of July 26, 2002, having been approved by a vote of majority of the Trustees of the Trust, including a majority of Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, cast in person at a meeting called for the purpose of voting on this Plan.

8. Term. This Plan shall, unless terminated as hereinafter provided, remain in effect from the date specified above until July 25, 2003, and from year to year thereafter, provided, however, that such continuance is subject to approval at least annually by a vote of a majority of the Trustees of the Trust, and by a vote of the majority of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan, cast

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in person at a meeting called for the purpose of voting on such plan or agreements.

9. Amendment. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the amount to be spent by the Fund for distribution as provided hereunder, shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Fund that would be effected by such increase; and (b) any material amendments to the Plan must be approved in the manner described in the first sentence of this paragraph.

10. Termination. This Plan may be terminated in respect of the Fund at any time, without penalty, by a vote of a majority of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreement hereunder, cast in person at a meeting called for the purposes of voting on such termination, or by a vote of a majority of the outstanding voting securities of the Fund. This Plan will continue in effect with respect to the Fund notwithstanding the fact that it has been terminated with respect to another Treasury FITR fund of the Trust.

11. Limitation of Liability. Any obligations assumed by the Fund pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to the Fund and its assets, and shall not constitute obligations of any other Fund or other Funds of the Trust.

12. Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

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